Exhibit 4.2

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT made effective as of the 1st day of May 2005.

BETWEEN:

TRANSATLANTIC PETROLEUM CORP., a corporation incorporated under the laws of the Province of Alberta, Canada with registered offices in the City of Calgary, in the Province of Alberta (the “Corporation”)

- and -

CHRIS H. LLOYD, an individual resident in the City of Dallas, in the State of Texas, U.S.A. (the “Executive”)

WHEREAS the Executive is the Chief Financial Officer of the Corporation and has duties and responsibilities in respect of a number of subsidiaries, affiliates and associates of the Corporation;

AND WHEREAS the Corporation and the Executive wish to clarify the terms of the Executive’s employment with the Corporation;

NOW THEREFORE, THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants herein contained, the parties agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms shall have the meanings hereinafter set forth:

(a)	“Annual Salary” shall have the meaning set out in Section 3.1.

(b)	“Affiliate”, “Associate” and “Subsidiary” shall have the meanings set out in the Business Corporations Act (Alberta).

(c)	“Board of Directors” shall mean the Board of Directors of the Corporation.

(d)	“Cause” shall be deemed to exist if:

(i)	the Corporation determines in good faith and following a reasonable investigation that the Executive has committed fraud, theft or embezzlement from the Corporation;

(ii)	the Executive pleads guilty or nolo contendere to or is convicted of any felony or other crime involving moral turpitude, fraud, theft or embezzlement;

(iii)	the Executive substantially fails to perform his duties according to the terms of his employment (other than any such failure resulting from the Executive’s Disability) after the Corporation has given the Executive written notice of setting forth the nature of the failure to perform the duties and a reasonable opportunity to correct it;

(iv)	a breach of any provision in Article 5 (provided that the Corporation acts in good faith in determining that such a breach constitutes Cause) or a material breach of any other provision of this Agreement; or

(v)	the Executive has engaged in on-the-job conduct that materially violates the Corporation’s Code of Conduct or other policies of the Corporation or its Subsidiaries as determined in the Corporation’s sole discretion.

The Executive’s resignation in advance of an anticipated termination for Cause shall constitute a termination for Cause.

(e)	“Change of Control” shall mean the occurrence of any of:

(i)	the purchase or acquisition of Common Shares of the Corporation and/or securities convertible into Common Shares of the Corporation or carrying the right to acquire Common Shares of the Corporation (“Convertible Securities”) as a result of which a Person, group of Persons or Persons acting jointly or in concert, or any Affiliates or Associates of any such Person, group of Persons or any of such Persons acting jointly or in concert (collectively the “Holders”) beneficially own or exercise control or direction over Common Shares and/or Convertible Securities of the Corporation such that, assuming the conversion of the Convertible Securities beneficially owned by the Holders thereof, the Holders would have the right to cast more than 50% of the votes attached to all Common Shares of the Corporation; provided that, the acquisition of Common Shares or Convertible Securities of the Corporation pursuant to the issuance of securities from the Corporation which results in a Holder beneficially owning or exercising control or direction over 50% of the votes attached to all Common Shares of the Corporation (assuming conversion of the Convertible Securities beneficially owned by Holders thereof) which is approved by the Board of Directors of the Corporation prior to the issuance of securities shall not constitute a “Change of Control”; or

(ii)	approval by the shareholders of:

(A)	an amalgamation, arrangement, merger or other consolidation or combination of the Corporation with another entity as a result of which the Persons who are shareholders of the Corporation immediately prior to the transaction will not, immediately after the transaction, own securities of the successor or continuing entity which would entitle them to cast more than 50% of the votes attaching to all of the voting securities of the successor or continuing entity,

(B)	a liquidation, dissolution or winding-up of the Corporation,

(C)	the sale, lease or other disposition of all or substantially all of the assets of the Corporation,

(D)	the election at a meeting of the Corporation’s shareholders of a number of directors, who were not included in the slate for election as directors approved by the prior Board of Directors, and would represent a majority of the Board of Directors, or

(E)	the appointment of a number of directors which would represent a majority of the Board of Directors and which were nominated by any holder of voting shares of the Corporation or by any group of holders of voting shares of the Corporation acting jointly or in concert and not approved by the Corporation’s prior Board of Directors.

(f)	“Confidential Information” shall mean the following information, whether or not originated by the Executive that relates to the business or affairs of the Corporation, its Subsidiaries, Affiliates and Associates:

(i)	“Material Information” meaning any information relating to the business, operations, capital and affairs of the Corporation that when released would have, or would reasonably be expected to have, a significant effect on the market price or value of any of the Corporation’s securities (or the securities of other companies with whom the Corporation may be conducting confidential negotiations). Material information consists of both material facts and material changes relating to the Corporation’s business, operations, capital and affairs and includes developments in the Corporation’s business, operations, capital and affairs;

(ii)	“Business Opportunities” meaning all business ideas, prospects, proposals or other opportunities pertaining to the lease, acquisition, exploration, production, gathering or marketing of hydrocarbons and related products and the exploration potential of geographical areas on which hydrocarbon exploration prospects are located, which are developed by the Corporation during the term hereof, or originated by any third party and brought to the attention of the Corporation during the term hereof, together with information relating thereto (including, without limitation, geological and seismic data and interpretations thereof, whether in the form of maps, charts, logs, seismographs, calculations, summaries, memoranda, opinions or other written or charted means);

(iii)	“Proprietary Information” meaning any and all records, notes, memoranda, data, ideas, patterns, processes, methods, techniques, systems, formulas, patents, models, samples, specimens, devices, programs, computer software, writings, research, personnel information, plans, customer lists, pricing materials and policies, purchasing methods and policies, or any other information of whatever nature in the possession or control of the Corporation which has not been published or disclosed to the general public, or which gives to Employer an opportunity to obtain an advantage over competitors who do not know of or currently use such confidential information.

(g)	“Constructive Dismissal” shall mean the occurrence of a material diminution in title and/or duties, responsibilities or authority or the implementation of a requirement that Executive relocate from his present city of residence provided that, such term shall not include:

(i)	a change consistent with the Corporation splitting a position into one or more positions in conjunction with a corporate reorganization based on the demands of such position so long as there is no reduction in the Annual Salary or other remuneration or responsibilities taken as a whole;

(ii)	a change in the Executive’s position, duties or title with a Subsidiary, Affiliate or Associate of the Corporation; or

(iii)	the occurrence of any of the aforesaid events with the consent of the Executive or termination of the employment of the Executive for Just Cause, Death or Disability.

(h)	“Date of Termination” shall mean the date of cessation of the Executive’s employment with the Corporation, regardless of the reason for cessation of employment.

(i)	“Disability” shall mean the Executive’s substantial inability, due to a physical or mental impairment, to perform the essential functions of the employment position that the Executive holds with the Corporation, with or without reasonable accommodation, for a period of four (4) cumulative months out of any 12-month period.

(j)	“Effective Date” shall mean the effective date of a Change of Control.

(k)	“Person” means any individual, Corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock Corporation, trust, plan, unincorporated organization or government or any agency or political subdivisions thereof.

(l)	“Stock Options” means options to purchase shares of the Corporation, as may be granted to the Executive from time to time under the Stock Option Plan or otherwise.

(m)	“Stock Option Plan” means the Corporation’s Stock Option Plan (1995) as amended from time to time.

ARTICLE 2

EMPLOYMENT

2.1	Engagement

The Corporation shall continue to employ the Executive as the Chief Financial Officer of the Corporation and the Executive agrees to continue to be employed in such employment in accordance with the terms and conditions of this Agreement.

2.2	Performance

The Executive shall devote substantially his full time, energy, skill and best efforts to the performance of his duties hereunder, in a manner which will faithfully and diligently further the business and interests of the Corporation, its Subsidiaries, Affiliates and Associates. The Executive at all times shall comply with all applicable laws, and shall comply with all policies and instructions of the Corporation and its Subsidiaries in effect from time to time unless any such policies are in direct conflict with the terms of this Agreement, in which case, the terms of this Agreement shall govern to the extent of the conflict.

2.3	Activities

The Executive agrees that prior to accepting any directorship, advisory role or other similar role with another corporation (except a Subsidiary, Affiliate or Associate of the Corporation), the Executive shall obtain the written consent of the Corporation. However, nothing contained in this Agreement shall prohibit the Executive from being involved as an investor or shareholder in securities issued by corporations that do not compete directly or indirectly with the business of the Employer or where such investment constitutes not more than 5% of the outstanding securities of a business or corporation whose shares are traded on a national security exchange, so long as the Executive has no participation in the management of such business or company. The Executive and the Corporation agree that Executive occupied a position of director with the following companies at the inception of the Agreement and may continue to maintain such positions during the term of this Agreement: [Insert names of companies].

2.4	Term

This Agreement and the Executive’s employment shall continue until terminated in accordance with Article 4.

ARTICLE 3

REMUNERATION AND BENEFITS

3.1	Annual Salary

As consideration for the services provided herein, the Corporation shall pay to the Executive an annual salary of US$144,000.00, paid in equal monthly instalments, less applicable withholdings and deductions. The Annual Salary may be reviewed and increased at the discretion of the Board of Directors. The Annual Salary may be paid by one or more of the Corporation’s Subsidiaries.

3.2	Bonus

The Executive shall be eligible to receive other incentive compensation as may be determined by and at the discretion of the Board of Directors from time to time (“Bonus”).

3.3	Stock Option Plan

The Executive will be eligible to participate in the Stock Option Plan at the discretion of the Board of Directors. All issuances of Stock Options will be subject to the terms of the Stock Option Plan and shall be made in accordance with applicable securities legislation.

3.4	Benefits

The Executive shall be eligible to participate in all benefits that the Corporation provides for its Executives resident in the U.S.A. (“Benefits”), unless such Benefits are relinquished by the Executive. The Corporation shall provide benefits in accordance with the formal plan documents or policies, and any issues with respect to entitlement or payment of benefits shall be governed by the terms of such documents or policies establishing the benefit in issue.

3.5	Expenses

The Corporation shall reimburse the Executive for all reasonable travelling and other expenses actually and properly incurred by him in connection with his duties hereunder. For all such expenses, the Executive shall furnish the Corporation with statements, receipts or other documentation as may be reasonably required by the Corporation.

3.6	Vacation

The Executive shall be entitled to two (2) weeks paid annual vacation provided that after 2 years of service, the amount of paid annual vacation shall increase from two (2) weeks to three (3) weeks.

ARTICLE 4

TERMINATION OF EMPLOYMENT

4.1	Death

The Executive’s employment and this Agreement shall be deemed terminated on the death of the Executive, at which time the Executive’s personal representatives shall be entitled to receive the amount of unpaid Annual Salary to and including the date of death, any Bonus declared but not yet paid, plus all outstanding expense reimbursements (in each case less applicable withholdings and deductions).

4.2	Disability

The Executive shall cooperate in all respects with the Corporation if a question arises as to whether the Executive has a Disability. The Executive shall, as reasonably requested by the Corporation, submit to an examination by a medical doctor or other health care specialist mutually selected by the Corporation and the Executive. If the Corporation and the Executive are unable to agree on whether a Disability exists, the determination of the specialist selected pursuant hereto shall be determinative.

In the event of a Disability of the Executive, the Executive’s employment with the Corporation shall be deemed to be frustrated and, unless the Board of Directors determines otherwise, shall automatically terminate. If the Executive’s employment is terminated by reason of Disability, then the Corporation shall pay the Executive the amount of unpaid Annual Salary to and including the Date of Termination, any declared but unpaid Bonus, and all outstanding expense reimbursements (in each case, less applicable withholdings and deductions).

4.3	Resignation

The Executive may at any time provide written notice to the Corporation terminating this Agreement and the Executive’s employment, effective at the end of ninety (90) calendar days from the date of such notice. The Executive shall complete all responsibilities under this Agreement to the end of such period provided, however, that the Corporation may, without reducing the Executive’s compensation during such period, excuse Executive from any or all duties during such period.

4.4	Termination by the Corporation for Cause

The Corporation may, at any time, immediately terminate the Executive’s employment for Cause, by giving written notice setting forth the nature of the Cause. If the Executive’s employment is terminated by the Corporation for Cause, the Corporation shall pay to the Executive the amount of unpaid Annual Salary to and including the Date of Termination, any declared but unpaid Bonus, plus all outstanding expense reimbursements (in each case less applicable withholdings and deductions).

4.5	Termination by the Corporation Without Cause or Termination by the Executive for Constructive Dismissal

The Corporation may, in its absolute discretion, immediately terminate the Executive’s employment at any time without Cause for any reason. At any time within sixty (60) days following an event that constitutes a Constructive Dismissal hereunder, the Executive may terminate his employment with the Corporation upon thirty (30) days written notice.

If the Executive’s employment is terminated either by the Corporation without Cause or by the Executive by reason of Constructive Dismissal, then the Corporation shall pay to the Executive the amount of unpaid Annual Salary to and including the Date of Termination, any Bonus that has been declared but not yet paid and all outstanding expense reimbursements (in each case less applicable withholdings and deductions).

In addition, within ten (10) business days of receipt of an executed release in the form of the Release attached as Schedule ”A” to this Agreement, the Corporation shall pay to the Executive the following, in each case less applicable withholdings and deductions (collectively, the “Termination Amount”):

(A)	a severance payment in the amount equal to 50% of the Executive’s Annual Salary, and

(B)	the sum of US$7,500, representing compensation for the loss of Benefits.

4.6	Change of Control

In the event a Change of Control of the Corporation results in:

(a)	the Corporation terminating the employment of the Executive within thirty (30) days prior to or within six (6) months after the Effective Date; or

(b)	a Constructive Dismissal within six (6) months after the Effective Date, and the Executive elects to terminate employment with the Corporation;

the Corporation shall pay to the Executive, within ten (10) business days of receipt of an executed release in the form of the Release attached as Schedule “A” to this Agreement, the Termination Amount as described in Section 4.5.

If the Corporation does not terminate the Executive’s employment in accordance with 4.6(a) or the Executive elects not to exercise the option to terminate the Executive’s employment pursuant to Section 4.6(b), the Executive’s employment shall continue in accordance with the terms of this Agreement, or on such other terms as mutually agreed by the Corporation and the Executive.

4.7	Payment of Termination Amount

The Termination Amounts payable to the Executive pursuant to Sections 4.5 or 4.6 shall not be reduced in any respect in the event that the Executive shall secure or shall not reasonably pursue alternative employment following the termination of the Executive’s employment. Notwithstanding any provision hereof to the contrary, no Termination Amount will be paid to Executive to the extent that such payment would cause, or contribute to an excess parachute payment under Section 280G of the Internal Revenue Code of 1986, as amended.

4.8	Options to Purchase Common Shares

In the event of termination of the Executive’s employment, for any reason, any Stock Options must be exercised in accordance with and shall expire in accordance with the Stock Option Plan.

4.9	Return of Property

On the Date of Termination, the Executive shall promptly surrender to the Corporation all information in whatever form (including all Confidential Information) and any other documents, materials, data, property, information and equipment belonging to the Corporation or relating to the Corporation’s business in his possession, custody or control, and the Executive shall not thereafter retain or deliver to any other Person any of the foregoing or any summary or memorandum thereof.

ARTICLE 5

NON-SOLICITATION AND CONFIDENTIALITY

5.1	Non-Solicitation

During the Executive’s employment with the Corporation and for a period of six (6) months after the Date of Termination (the “Restricted Period”), the Executive shall not, without the prior written consent of the Corporation (i) directly or (ii) knowingly and indirectly:

(a)	solicit or contract with any employee of the Corporation or any of its Subsidiaries, Affiliates or Associates;

(b)	commence an offer of any nature or kind whatsoever for any securities or property or assets of the Corporation or any of its Subsidiaries, Affiliates or Associates, including without limitation a tender or exchange offer;

(c)	solicit proxies from holders of securities of the Corporation or form, join or in any way participate with a “control person” (as such term is defined under the Securities Act (Alberta)) with respect to the equity of the Corporation or any of its Subsidiaries or Associates;

(d)	engage in any discussions or negotiations, conclude any understandings or enter into any agreement, or otherwise act in concert, with any third party to propose or effect any takeover bid, amalgamation, merger, arrangement or other business combination with respect to the Corporation or any of its Subsidiaries or Associates or substantially all of the assets of the Corporation or any of its Subsidiaries or Associates or to propose or effect any acquisition or purchase of any assets of the Corporation or any of its Subsidiaries or Associates;

(e)	institute any shareholder proposal in respect of the Corporation or otherwise attempt to influence or control the conduct of the security holders of the Corporation; or

(f)	take any action in furtherance of any of the foregoing,

whether for or on his behalf or for any entity in which he shall have a direct or indirect interest (or any Subsidiary, Affiliate or Associate of any such entity) whether as a proprietor, partner, co-venturer, financier, investor or stockholder, director, officer, employer, servant, agent, representative or otherwise.

5.2	Confidentiality

(a)	Other than in the normal course of the fulfilling Executive’s duties to and positions with the Corporation, its Subsidiaries, Affiliates and Associates during the Restricted Period:

(i)	The Executive shall receive and hold all Confidential Information absolutely secret, undisclosed, in trust and in confidence, and shall comply with the Corporation’s policies and guidelines and use his best efforts for the protection of Confidential Information.

(ii)	The Executive shall not reveal or disclose to any Person outside the Corporation or use for his own benefit, whether by private communication or by public address or publication or otherwise, any Confidential Information without the Corporation’s specific written authorization or except as required by a mandatory provision of applicable law, provided however, that prior to any unauthorized use or disclosure of Confidential Information that is required by law, the Executive shall give the Corporation reasonable prior notice of any disclosure of Confidential Information required by law and shall permit and cooperate with any effort by the Corporation to obtain a protective order or similar protection for the Corporation. The Executive shall take such action as is reasonably necessary to ensure that no family member of the Executive or other Person affiliated with Executive discloses or permits the disclosure of any Confidential Information.

(b)	All originals, copies and other forms of Confidential Information, however and whenever produced, shall be the sole property of the Corporation, not to be removed from the premises or custody of the Corporation, except in the normal course of business.

(c)	This Agreement and all information and documents concerning the substance and terms of this Agreement shall be Confidential Information and shall be maintained in confidence and shall not be disclosed to any other Person except in compliance with the Corporation’s disclosure policies or without the Corporation’s specific written authorization or as required by law.

5.3	Acknowledgement

The Executive acknowledges and agrees that:

(a)	he will receive or will become eligible to receive substantial benefits and compensation as a result of his employment by the Corporation and its Subsidiaries under this Agreement, which benefits and compensation are offered to him only because and on condition of his willingness to commit his best efforts and loyalty to the Corporation, including abiding by the terms and restrictions in this Article 5;

(b)	as a result of the acquisition of Confidential Information, the Executive will occupy a position of trust and confidence with the Corporation and its Subsidiaries, Affiliates and Associates;

(c)	the Business Opportunities constitute the exclusive property of the Corporation;

(d)	the Executive’s position of trust and knowledge of Confidential Information would enable the Executive to put the Corporation at a significant competitive disadvantage if the Executive breaches the restrictions in this Article 5;

(e)	irreparable damage would result to the Corporation if the provisions of this Article 5 hereof are not specifically enforced, and the Executive waives all defences to the strict enforcement thereof by the Corporation;

(f)	the Corporation shall be entitled to any appropriate legal, equitable, or other remedy, including injunctive relief, in respect of any failure or continuing failure on his part to comply with Article 5:

(g)	any breach of this Article 5 shall constitute grounds for termination of the Executive’s employment for Just Cause.

5.4	Survival

Notwithstanding the termination of this Agreement and the Executive’s employment, the provisions of this Article 5 shall survive such termination.

ARTICLE 6

GENERAL

6.1	Enurement

This Agreement shall enure to the benefit of and be binding upon the Corporation, its successors and permitted assigns, and the Executive and his personal representatives.

6.2	Notices

All notices authorized or required to be given pursuant to this Agreement shall be given to the parties hereto at the following addresses or such other addresses as they may specify by written notice:

Corporation:	444 5th Avenue S.W., Suite 1840, Calgary, Alberta T2P 2T8 and
5910 N. Central Expressway, Suite 1755, Dallas Texas 75206

Executive:	7002 Merrilee, Dallas, Texas 75214

All notices shall be in writing and may be delivered by hand, mailed by registered or first class mail or sent by telecommunication. Notices shall be deemed to have been given and received:

(a)	if delivered, on the day on which it was delivered,

(b)	if mailed, three business days following the date of mailing, or

(c)	if sent by telecommunication, on the first business day following the day it was dispatched.

6.3	Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the State of Texas, USA.

6.4	Entire Agreement

This Agreement shall constitute the entire Agreement between the Executive and the Corporation in respect of the matters set forth herein. Except as otherwise specified herein or in writing by the Corporation after the date hereof, to the extent of any conflict or inconsistency between the terms of this Agreement and any other Agreement or document between the Executive and the Corporation or otherwise related to the Executive’s employment with the Corporation, this Agreement shall govern to the extent of such inconsistency or conflict.

6.5	Severability

The provisions of this Agreement shall be deemed severable. If any provision of this Agreement shall be held unenforceable by any court of competent jurisdiction, such provision shall be modified to the extent necessary to be enforceable, and the remaining provisions shall remain in full force and effect.

6.6	Amendments and Waivers

All modifications, amendments and supplements to this Agreement must be made in writing and signed by both parties. No waiver by any party hereto of any provision hereof or of any breach of this Agreement shall be effective or binding unless such waiver is in writing, and any such waiver shall not limit or affect such party’s rights with respect to any future breach.

6.7	Counterparts

This Agreement may be signed in two (2) counterparts, each of which shall be deemed an original and both of which shall together constitute the same instrument.

6.8	Legal Advice

The Executive acknowledges having had the opportunity to seek independent legal advice in connection with negotiation and execution of this Agreement.

IN WITNESS WHEREOF, this Agreement has been executed by the Executive and the Corporation as of and from the 1st day of May, 2005.

TransAtlantic Petroleum Corp.

Per:
Name:	Scott C. Larsen
Title:	President

SIGNED, SEALED AND DELIVERED in the presence of	) ) ) )
)
Witness	)	Chris H. Lloyd

RELEASE

RELEASE

In consideration of payment of the amount of US$                    , less deductions as required by law, and other good and valuable consideration, the receipt of which is hereby acknowledged, I, Chris H. Lloyd, do for myself and my heirs, executors, administrators, personal representatives and assigns (collectively referred to as “I”) forever release, remise and discharge TransAtlantic Petroleum Corp., its associates, affiliates, subsidiaries, partners, successors, predecessor companies (collectively the “Corporation”), and the Corporation’s officers, directors, shareholders, employees, agents, insurers and assigns (together with the Corporation, the “Released Parties”) from any and all actions, causes of actions, contracts (whether express or implied), claims and demands for damages, suits, debts, sums of money, indemnity, expenses, interest, costs and claims of any and every kind and nature whatsoever, at law or in equity, which I ever had or now have, or which I or my heirs, successors or personal representatives may hereafter have, by reason of or existing out of any causes whatsoever existing up to and inclusive of the date of this Release, including but without limiting the generality of the foregoing:

(a)	my employment with the Corporation;

(b)	the Executive Employment Agreement dated effective May 1, 2005 and any other written or oral agreement between any member of the Corporation (collectively the “Employment Agreement”);

(c)	the expiration or termination of the Employment Agreement and my ceasing to be employed by the Corporation, including, but not limited to, claims for compensation, commissions, bonuses, stock options, other wages and benefits, breach of contract, wrongful termination, impairment of economic opportunity, intentional infliction of emotional distress, claims based on personal injury, work-related accident, any breach of implied or express covenant of good faith and fair dealing, violation of public policy, or any other contract, tort or personal injury claim;

(d)	any claims which I may have arising under or relating to any U.S. or Canadian federal, state, provincial or local statute, regulation or ordinance relating to employment, employment discrimination or retaliation, including the following U.S. statutes: Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. § 2000 et seq.; The Civil Rights Act of 1866, as amended, 42 U.S.C. § 1981; The Civil Rights Act of 1991, as amended, 42 U.S.C. § 1981a; The Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C. § 621 et seq.; Americans With Disabilities Act, as amended, 42 U.S.C. § 12101 et seq.; Fair Labor Standards Act, as amended, 29 U.S.C. § 201, et seq.; Equal Pay Act, as amended, 29 U.S.C. § 201 et seq.; National Labor Relations Act, as amended, 29 U.S.C. § 151 et seq.; Worker Adjustment and Retraining Notification Act, as amended, 29 U.S.C. § 2101 et seq., Employee Retirement Income Security Act, as amended, 29 U.S.C. § 1000 et seq.; Family and Medical Leave Act, as amended, 29 U.S.C. § 2601, et seq.; The Texas Commission on Human Rights Act, as amended, Tex. Lab. Code § 21.001, et seq.;

(e)	any claims which I may have arising under or relating to Canadian employment standards legislation or human rights legislation;

(f)	any U.S. or Canadian federal, state, provincial, local, or other statute, law or rule, regulation, executive order or guideline, or principle of constitutional or common law, including, but not limited to, those laws specifically described above.

(g)	any and all claims for damages, salary, wages, termination pay, severance pay, vacation pay, bonuses, expenses, allowances, any stock options or rights to purchase shares granted by the Corporation incentive payments, insurance or any other benefits (or loss thereof) arising out of my employment with the Corporation; and

(h)	all such further costs, expenses or damages which may properly be alleged to arise in respect of the cessation of my employment with the Corporation.

Notwithstanding anything contained herein, this Release shall not extend to or affect, or constitute a release of any right that I may have in respect of:

(i)	any corporate indemnity existing by statute, contract or pursuant to any of the constating documents of the Corporation provided in my favour in respect of my having acted at any time as an officer of the Corporation; or

(j)	my entitlement to any insurance maintained for the benefit or protection of the directors and/or officers of the Corporation, including without limitation, any directors’ and officers’ liability insurance.

NO ADMISSION

I acknowledge that payment of the consideration set out above does not constitute any admission of liability by or on behalf of the Released Parties.

INDEMNITY FOR TAXES

I confirm and warrant that I will save, hold harmless and indemnify the Corporation from and against all claims, taxes or penalties and demands which may be made by the Minister of National Revenue requiring the Corporation to pay income tax under the Income Tax Act (Canada), and/or by the U.S. Internal Revenue Service and/or State taxing authorities requiring the Corporation to pay or withhold income tax under U.S. or State tax laws, in respect of income tax payable in excess of the income tax previously withheld and with respect to any other income tax which may, in the future, be found to be payable or to be withheld by the Corporation on my behalf.

BENEFITS AND INSURANCE CLAIMS

I acknowledge and understand that the Corporation will discontinue all of my employment benefits effective [date]. I further acknowledge and agree that I have no further claim against the Corporation for benefits or damages arising from the cessation of benefits and that I have been provided with information concerning:

(a)	any available right to continue any such benefits, at my own expense under the U.S. COBRA law; and

(b)	any available right to convert my life insurance coverage to an individual policy of life insurance at my own expense.

I fully accept sole responsibility to replace those benefits that I wish to continue and to exercise conversion privileges where applicable with respect to benefits. In the event that I become disabled, I covenant not to sue the Corporation for insurance or other benefits, or for loss of benefits. I hereby release the Released Parties from any further obligations or liabilities arising from my employment benefits.

NON-DISCLOSURE

I agree that I will not divulge or disclose, directly or indirectly, the contents of this Release or the terms of settlement relating to my ceasing to be employed with the Corporation to any person, including but without limiting the generality of the foregoing, to employees or former employees of the Corporation, except my legal and financial advisors and my immediate family, on the condition that they maintain the confidentiality thereof, except as may be required by law.

CONFIDENTIALITY and NON–SOLICITATION

I acknowledge and agree that I continue to be bound by Clause 5 of the Employment Agreement, a copy of which is attached.

FURTHER CLAIMS

I agree that I will not make claim or take proceedings against any other person or entity that might claim contribution or indemnity under the provisions of any statute or otherwise against the Corporation or any individual or entity discharged through this Release.

EFFECT OF RELEASE

I understand and agree that by signing this Agreement, I - on behalf of myself, my family, assigns, representatives, agents, estate, heirs, beneficiaries, executors, administrators, successors, and/or attorneys, if any - agree to give up any right or entitlement I may have under U.S. or Canadian federal, state, provincial or local law against the Released Parties, concerning any events related to my employment or termination, or the Corporation’s failure to continue my employment. This Agreement extinguishes any potential employment discrimination claims I may have relating to my employment with the Corporation and the Corporation’s termination of my employment existing on the date I sign this Agreement.

I further represent and warrant that I have not assigned to any third party any claim involving the Released Parties or authorized any third party to assert on my behalf any claim against the Released Parties. If a third party asserts a claim against the Released Parties on my behalf or includes me as a class member in any class action involving any claim, I agree to not accept any benefits or damages relating or arising out of such claim.

COOPERATION

For a reasonable period after my termination, I agree to make myself available and to reasonably cooperate with the Corporation in any future claims or lawsuits involving the Released Parties where I have knowledge of the underlying facts or to affect the completion of my outstanding employment duties or the transfer of such duties. The Corporation agrees to reimburse me for time I spend at the Corporation’s request at a rate per hour equivalent to what I earned with the Corporation immediately before my notice of termination. Any obligations performed to affect the completion or transfer of my duties shall be performed as an independent contractor, not as an employee. I will not be reimbursed if I am a named party in any claim or lawsuit. In addition, I agree not to voluntarily aid, assist or cooperate with any claimant or plaintiff or their attorneys or agents in any claim or lawsuit commenced against the Released Parties.

Nothing in this Agreement should be construed to prevent me from initiating or participating in any U.S. or Canadian federal, state, provincial or local agency administrative proceeding or from testifying at an administrative hearing, deposition, or in court in response to a lawful subpoena.

UNDERSTANDING

I acknowledge that this Release may be enforced in any court, federal, state, provincial, or local, and before any administrative agency or body, federal, state, provincial, or local. I hereby declare that I have had the opportunity to seek independent legal advice with respect to the matters addressed in this Release and the terms of settlement which have been agreed to by the Corporation and me, and I fully understand this Release and the terms of settlement. I hereby voluntarily accept the terms for the purpose of making full and final compromise, adjustment and settlement of all claims as aforesaid.

COMPLETE AGREEMENT

I understand and agree that this Release contains the entire agreement between the Released Parties and me regarding the aforesaid matters and that the terms of this Release are contractual and not a mere recital.

REVIEW PERIOD, EXECUTION, AND REVOCATION

I understand that I can have 21 calendar days from my receipt of this Agreement to consider whether to accept its terms. I agree that changes to this Agreement, whether material or immaterial, do not restart the running of the 21-day period. After signing the Agreement, I will have seven (7) calendar days to consider whether to revoke it. The Agreement will not be effective until seven (7) calendar days after I sign the Agreement without revoking it.

If I choose to revoke the Agreement, please notify in writing:                                                                                                               .

EFFECTIVE PERIOD

This Agreement is null and void if: (i) I fail to execute and return it within 21 days of receipt; or (ii) I sign it within 21 days, but revoke my execution within seven (7) calendar days after signing it.

DATED at                     ,              effective the              day of             , 200    .